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04045841

SUPPL

October 27, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of (i) two (2) announcements released to the London Stock Exchange ("LSE") on October 25, 2004, and (ii) one (1) announcement released to the LSE on October 26, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

11/3

MONDAY 25 OCTOBER 2004

Marks and Spencer Group plc: Result of Tender Offer

Marks and Spencer Group plc ("Marks & Spencer" or the "Company") announces the result of the Tender Offer which closed on 22 October 2004 following shareholder approval at an Extraordinary General Meeting of the Company held on that day.

The strike price for the Tender Offer is 362 pence per ordinary share. All valid tenders submitted at prices below 362 pence as well as valid tenders submitted as Strike Price Tenders will be accepted in full. Valid tenders submitted at 362 pence will be scaled back pro rata so that 43.4387 per cent of such ordinary shares will be repurchased, rounded down to the nearest share. Tenders at prices above 362 pence will be rejected. Approximately 635.36 million ordinary shares are therefore being repurchased for cancellation at a price of 362 pence per share and a total cost of £2.3 billion. Approximately 27.9 per cent of the issued share capital is being cancelled.

Following completion of the Tender Offer and the cancellation of those shares which have been repurchased, the number of ordinary shares in issue will be approximately 1.645 billion.

The consideration for the Tender Offer will be sent to those shareholders who successfully tendered shares by 28 October 2004.

Paul Myners, Chairman of Marks & Spencer, said:

"We are pleased that the Tender Offer has been completed successfully."

Enquiries:

Marks and Spencer Group plc
Investor Relations:

Amanda Mellor	+44 (0) 20 8718 3604
Damian Evans	+44 (0) 20 8718 1563
Press Office:	+44 (0) 20 8718 1919
Cazenove & Co. Ltd	+44 (0) 20 7588 2828

Duncan Hunter
Richard Wintour
Emma John
Jonathan Wilcox

Notes to Editors:

1. It is expected that cheques for Tender Offer proceeds in respect of sold certificated Ordinary Shares will be despatched and CREST accounts for revised holdings of Ordinary Shares will be credited on 28 October 2004.
2. Under Section 198 of the Companies Act 1985, major shareholders have to advise the Company of a significant change in their shareholding within 2 days of having knowledge of the change. The Company must notify a Regulatory Information Service of such a change by the end of the business day following receipt of the information by the Company.
3. Full details of the tender offer to purchase ordinary shares (including ordinary shares represented by American Depositary Shares) up to a maximum value of £2.3 billion, were set out in the circular to shareholders dated 21 September 2004.

Issued: 25 October 2004

Marks and Spencer Group plc

Issued Share Capital

Further to this morning's announcement setting out the result of the Tender Offer, the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which is expected to be on Thursday 28 October 2004, will be 1,645,373,759 (assuming no exercise of employee share options).

For further information, please contact:

Marks and Spencer Group plc	
Investor Relations:	
Amanda Mellor	+44 (0) 20 8718 3604
Damian Evans	+44 (0) 20 8718 1563
Corporate Press Office:	+44 (0) 20 8718 1919
Cazenove & Co. Ltd	+44 (0) 20 7588 2828
Duncan Hunter	
Richard Wintour	
Emma John	
Jonathan Wilcox	

Notes to Editors:

1. It is expected that cheques for Tender Offer proceeds in respect of sold certificated Ordinary Shares will be despatched and CREST accounts for revised holdings of Ordinary Shares will be credited on 28 October 2004.
2. Under Section 198 of the Companies Act 1985, major shareholders have to advise the Company of a significant change in their shareholding within 2 days of having knowledge of the change. The Company must notify a Regulatory Information Service of such a change by the end of the business day following receipt of the information by the Company.
3. Full details of the tender offer to purchase ordinary shares (including ordinary shares represented by American Depositary Shares) up to a maximum value of £2.3 billion, were set out in the circular to shareholders dated 21 September 2004.

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Brandes Investment Partners, LP
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Brandes Investment Partners, LP
5. Number of shares/amount of stock acquired	N/A
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Not disclosed
11. Date company informed	26 October 2004
12. Total holding following this notification	150,945,486 ordinary shares and 16,837,275 American Depositary Receipts which together represent the equivalent of 251,969,136 ordinary shares
13. Total percentage holding of issued class following this notification	15.3%
14. Any additional information	Notification of percentage is based on the number of ordinary shares in shares in issue following cancellation of the shares repurchased under the Tender Offer, which is expected to be 1,645,373,759 (assuming no exercise of employee share options) on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. The registered holders of these shares are approximately 555 custodian banks unaffiliated with Brandes. None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Companies Act.
15. Name of contact and telephone number for queries	Helen Baker – 020 7268 2867

16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	26 October 2004